

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 20, 2009

Mail Stop 7010

Via U.S. mail

Jianhua Zhu
Chief Executive Officer
Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

Re: **Lihua International, Inc.**
        Registration Statement on Form S-1 Amendment No.2
        Filed on: March 11, 2009
        File No.: 333-156120

Dear Mr. Zhu:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. Please tell us why you have not filed the share transfer agreement between Messrs. Zhu and Chu and the March 7, 2009 amendment as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Otherwise, please file them with your next amendment.

  2. As noted in your response to prior comment one, please provide updated audited financial statements and related disclosures, including retro-actively restated historical earnings per share disclosures, as required by Item 8-08 of Regulation S-X.

3. We note your response to prior comment two. Please be advised that we may have additional comments after we review the disclosures you provide in your updated financial statements.

Outside Front Cover of Prospectus

4. We note that you revised your disclosure here in response to comment 4 of our February 27, 2009 letter. Please make a similar change by removing the word "negotiated" in the first sentence of your "Determination of the Offering Price" disclosure, and elsewhere in the filing when similar disclosure appears.

Background, page 2

5. We read your responses to prior comments five and six and appreciate the additional information you provided. However, please help us better understand the reasons for June 2008 Reorganization and the Share Transfer Agreement with your CEO. Also, please help us better understand if and how you accounted for the apparent ownership changes of the minority interests of each of the two PRC operating entities as a result of these transactions:

- Please clarify why the transactions were structured such that Mr. Zhu gave up legal ownership of his shares of Lihua Electron and Lihua Copper to Magnify Wealth and Mr. Chu, including the PRC rules and regulations you were complying with;
- Please explain to us how and why you determined that even though Mr. Zhu gave up legal ownership of his shares of Lihua Electron and Lihua Copper to Magnify Wealth and Mr. Chu, Mr. Zhu continued to control these entities such that there was no change in ownership and these entities remained under common operating and management control;
- Please clarify Mr. Zhu's role as the "sole director" of Magnify Wealth;
- If you concluded that the entities were variable interest entities, please demonstrate how you reached that conclusion and how you determined the primary beneficiary based on the provisions of FIN46(R);
- Please clarify the current status of the share transfer agreement and whether Mr. Zhu has acquired shares of Magnify Wealth. Please also better explain the vesting provisions related to the amended agreement; and
- Please clarify if and how you accounted for the apparent ownership changes of the minority interests of each of the two PRC operating entities. In this regard, it appears to us that prior to these transactions the minority interests owned 47.73% of Lihua Electron and 11.93% of Lihua Copper (due to their interests in Lihua Electron) based on the information you provided in Exhibit A. It also appears to us that after these

transactions the minority interests will no longer have ownership interests in either entity. Please clarify any changes in the minority interests and, if applicable, help us understand how and why the purchase of the minority interests are not required to be accounted for under SFAS 141.

6. We note your response to prior comment six regarding the Securities Escrow Agreement and appreciate the additional information you provided. However, please more fully explain to us how you will determine the amount of and when you will record compensation expense related to the release of the escrow shares to Magnify Wealth.

Risk Factors, page 6

PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties, page 14

7. We note your response to comment 8 of our February 27, 2009 comment letter. Please expand your Corporate Structure disclosure on page 38 to incorporate a summary of the first half of your response, including among other things, the three different categories of industries/businesses and the level of restrictions on foreign ownership which may be imposed on each category, to help investors understand how you achieved direct ownership of the two Chinese subsidiaries.

8. Your risk factor disclosure at times appears inconsistent with your response regarding the risks imposed by the current application of the M&A rules and the New M&A Rules. In your response you state that because the share exchange qualifies as a conversion of a joint venture to a wholly foreign owned enterprise by way of equity transfer from a Chinese party to a foreign party, the M&A rules do not apply to these types of transactions. You further state that "the M&A rules are *only* [emphasis added] applicable to acquisitions of a domestic enterprise or its assets by a foreigner". Therefore, the third paragraph of your risk factor appears incorrect, also in light of your response that you do not believe that there is a risk that your share exchange can be unwound by the PRC government. Please remove the disclosure or revise it to only address probable material risks.

9. We understand from your response that the real risk relates to whether CSRC approval is required prior to the public listing of companies "formed for overseas purposes through acquisitions of PRC domestic companies and controlled by PRS companies or individuals". Your response leads us to believe that the CSRC approval does not relate to the transaction which led to the formation of the company, but rather to the listing of this company's securities in a foreign exchange (we note the third paragraph of the second half of your response). As a result, please revise the third and the fourth paragraph of your risk factor dealing

with the risks you may face for failure to obtain CSRC approval prior to listing of your securities in OTCBB or other exchange. Further, if you are concerned that future acquisitions by the company may be subject to the M&A rules and/or the New M&A Rules, please address these risks under a separate caption.

Selling Stockholders, page 19

10. We note your revised disclosure in response to comment 7 of our February 27, 2009 letter. It appears that the Common Stock Purchase Agreement filed as Exhibit 4.3 covers the sale of shares to BCM Equity Partners II LLC, Penumbra Worldwide and Gerald Scott Klayman.

- Please confirm that the shares being offered by Messrs. Rapp, Chapman and Allen were not sold pursuant to a written agreement, or otherwise file the agreement as an exhibit.

- Please disclose if any of Messrs. Allen, Raskas, Appel and Hocker is an employee or affiliate of Broadband (we note that Messrs. Appel and Hocker are listed as members of Broadband's management in its website).

Business, page 37
Company Background, page 38

Agreements Related to the Private Placement, page 39

11. We note your revised disclosure in response to our prior comment 15. Please quantify in the filing the "certain amount of Escrow Shares" which may be released if less than 50% of the 2008 Performance Threshold is achieved. Based on our review of the Securities Escrow Agreement and as noted in our prior comment, if less than 50% of the 2008 Performance Threshold is achieved, all of the escrow shares may be released to the investors.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: **Via Facsimile @ (212) 407-4990**
        Mitchell S. Nussbaum, Esq.
        Tahra T. Wright, Esq.
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154